DEEP GREEN WASTE & RECYCLING, INC.

260 Edwards Plz, #21266

Saint Simons Island, GA 31522

(833) 304-7336

August 9, 2023

United States

Securities and Exchange Commission

Division of Corporate Finance

Office of Energy & Transportation

Washington, DC 20549

Re:	Deep Green Waste & Recycling, Inc.
Registration Statement on Form S-1
Filed July 13, 2023
File No. 333-273222

To Whom It May Concern:

On behalf of the Company, this letter sets forth the responses of the Company to the comments of the Staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) contained in your letter dated August 7, 2023 (the “Comment Letter”) regarding the Staff’s review of the Company’s Registration Statement on Form S-1 submitted July 13, 2023 (File No. 333-273222) (the “Filing”). The Company’s response set forth below corresponds to the comment as numbered in the follow up Comment Letter.

Amendment No. 1 to Registration Statement on Form S-1 filed July 31, 2023

General

1.

We note your response to prior comment two, including your revised disclosure to indicate that the selling shareholders may offer, sell or distribute their shares of common stock at a fixed price until your shares are listed on a national securities exchange or quoted on the OTCQX or OTCQB, at which time they may be sold at prevailing market prices. However, the fixed price of $0.095 per share disclosed on your cover page does not correspond to the fixed price of $0.1098 per share disclosed in your Plan of Distribution section. Please revise or advise.

Response: In response to the Staff’s comment, the Company has updated its cover page and Plan of Distribution to uniformly show the fixed price $0.095 per share.

The Company respectfully believes that the proposed modifications to the Registration Statement, and the supplemental information contained herein, are responsive to the Staff’s comments. If you have any questions or would like further information concerning the Company’s responses to your comment letter, please do not hesitate to contact me at (833) 304-7336.

Securities and Exchange Commission

August 9, 2023

Sincerely,

/s/ Bill Edmonds
Bill Edmonds
Chief Executive Officer

Cc: Law Offices of Gary L. Blum, care of Gary L. Blum, Esquire